Exhibit 1
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FOR IMMEDIATE RELEASE                                                 4 May 2007


                              WPP GROUP PLC ("WPP")

                  Grey Healthcare Group acquires WestawayGillis
                              Consulting in the UK


WPP announces that its wholly-owned operating company Grey Healthcare Group, a leading healthcare communications network, has acquired the business of WestawayGillis Consulting, ("WG Consulting") a leader in market access strategies for health technologies across Europe.

Founded in 1996, WG Consulting is based in High Wycombe and employs 30 people. Clients include Pfizer, Novartis, GSK, SanofiAventis and Wyeth.

WG Consulting's unaudited revenues for the year ended 31 December 2006 were (pound)3.3 million, with gross assets at the purchase date of (pound)4,532,500.

This investment continues WPP's strategy of developing its networks in fast growing markets and sectors.


Contact:
Feona McEwan, WPP                                       + 44 (0)20 7408 2204
www.wpp.com
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